UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.2 of this Form 6-K is incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form F-3 (File No. 333-182656) and the registration statements of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File No. 333-224426 and 333-224426-01) and Brookfield Finance LLC on Form F-3 (File No. 333-224415).

EXHIBIT INDEX

Exhibit	Description

99.1	Proxy Class A Limited Voted Shares

99.2	Management Information Circular, dated May 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: May 15, 2018	By:	/s/ A.J. Silber
Name: A.J. Silber Title: Vice President, Legal Affairs